WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the 32nd Annual J.P. Morgan Healthcare Conference

Jerusalem, January 9, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the 32nd Annual J.P. Morgan Healthcare Conference in San Francisco, CA. Eyal Desheh, Acting President & CEO will present on Tuesday, January 14, 2014 at 10:30 AM PT.

What:	Teva Presentation at the 32nd Annual J.P. Morgan Healthcare Conference
Who:	Eyal Desheh, Acting President and CEO, Teva Pharmaceutical Industries Ltd.
When:	Tuesday, January 14, 2014

Where: http://jpmorgan.metameetings.com/confbook/healthcare14/directlink.php?ticker=TEVA

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s website.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.